EXHIBIT IV
                                                                      ----------


DELOITTE(R)                                                Deloitee & Touche LLP
                                                           4210 King Street East
                                                           Kitchener ON N2P 2G5
                                                           Canada

                                                           Tel: (519) 650-7729
                                                           Fax: (519) 650-7601
                                                           www.deloitte.ca

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS


            To the Shareholders of The Descartes Systems Group Inc.

We have audited the consolidated balance sheets of The Descartes Systems Group Inc. (the "Company") as at January 31, 2005 and 2004 and the consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended January 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended January 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion.

On March 2, 2005, we reported separately to the shareholders of the Company on financial statements for the same periods, prepared in accordance with Canadian generally accepted accounting principles.


/s/ Deloitee & Touche LLP

Independent Registered Chartered Accountants
March 2, 2005

THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED BALANCE SHEETS
(US DOLLARS IN THOUSANDS; US GAAP)

-------------------------------------------------------------------------------------

                                                              JANUARY 31,  January 31,
                                                                 2005         2004
                                                              ----------   ----------
ASSETS
CURRENT ASSETS
    Cash and cash equivalents  (Note 3)                           17,220       13,187
    Marketable securities  (Note 3)                               31,534       34,586
    Accounts receivable
       Trade (Note 4)                                              7,097       12,986
       Other                                                       1,008        3,501
    Prepaid expenses and other                                     1,325        3,045
                                                              ----------   ----------
                                                                  58,184       67,305
MARKETABLE SECURITIES  (Note 3)                                     --         17,279
CAPITAL ASSETS (Note 5)                                            6,966       13,452
LONG-TERM INVESTMENT (Note 6)                                      3,300        3,300
GOODWILL (Note 7)                                                   --         18,038
INTANGIBLE ASSETS (Note 7)                                         4,122        8,264
DEFERRED CHARGES AND OTHER ASSETS                                   --          1,021
                                                              ----------   ----------
                                                                  72,572      128,659
                                                              ==========   ==========


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
    Accounts payable                                               1,805        4,743
    Accrued liabilities                                            5,429        3,609
    Deferred revenue                                               2,605        2,860
    Convertible debentures (Note 10)                              26,995         --
                                                              ----------   ----------

                                                                  36,834       11,212
CONVERTIBLE DEBENTURES  (Note 10)                                   --         26,995
                                                              ----------   ----------
                                                                  36,834       38,207
                                                              ----------   ----------

COMMITMENTS, CONTINGENCIES AND GUARANTEES (Note 11)

SHAREHOLDERS' EQUITY
    Common shares - unlimited shares authorized;
    Shares issued and outstanding totaled
    40,705,811 at January 31, 2005 and 2004 (Note 12)            364,907      364,907
    Additional paid-in capital                                    81,658       81,667
    Unearned deferred compensation                                  (193)        (339)
    Accumulated other comprehensive income (loss)
    (Note 12)                                                         93         (387)
    Accumulated deficit                                         (410,727)    (355,396)
                                                              ----------   ----------
                                                                  35,738       90,452
                                                              ----------   ----------
                                                                  72,572      128,659
                                                              ==========   ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

Approved by the Board:


/s/ XXXXXX  XXXXXXXXXX                    /s/ XXXXXXX XXXXXXXXX

Director                                  Director

THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS; US GAAP)

--------------------------------------------------------------------------------------------------------

                                                                  JANUARY 31,   January 31,   January 31,
                                                                     2005          2004          2003
                                                                  ----------    ----------    ----------
REVENUES                                                              46,395        59,785        70,383
COST OF REVENUES                                                      21,053        19,387        26,631
                                                                  ----------    ----------    ----------
GROSS MARGIN                                                          25,342        40,398        43,752
                                                                  ----------    ----------    ----------
EXPENSES
    Sales and marketing                                               18,172        31,843        29,943
    Research and development                                          10,419         9,402        15,223
    General and administrative                                        14,125        12,365        12,895
    Amortization of intangible assets                                  4,142         5,339        10,100
    Impairment of goodwill (Note 7)                                   18,238          --          86,689
    Impairment of intangible assets (Note 7)                            --            --          17,980
    Restructuring costs and asset impairment (Note 9)                 14,050        18,784        11,712
                                                                  ----------    ----------    ----------
                                                                      79,146        77,733       184,542
                                                                  ----------    ----------    ----------
LOSS FROM OPERATIONS                                                 (53,804)      (37,335)     (140,790)
                                                                  ----------    ----------    ----------
OTHER INCOME (EXPENSE)
    Interest expense                                                  (1,718)       (3,020)       (4,619)
    Investment income                                                    516         1,245         6,493
    Gain (loss) on purchase of convertible debentures (Note 10)         --             904           (89)
                                                                  ----------    ----------    ----------
                                                                      (1,202)         (871)        1,785
                                                                  ----------    ----------    ----------
LOSS BEFORE INCOME TAXES AND MINORITY INTEREST                       (55,006)      (38,206)     (139,005)
INCOME TAX EXPENSE (RECOVERY) - CURRENT (Note 14)                        325           287          (362)
                                                                  ----------    ----------    ----------
LOSS BEFORE MINORITY INTEREST                                        (55,331)      (38,493)     (138,643)
MINORITY INTEREST                                                       --            --             448
                                                                  ----------    ----------    ----------
LOSS                                                                 (55,331)      (38,493)     (138,195)
                                                                  ==========    ==========    ==========
LOSS PER SHARE
    Basic and diluted                                                  (1.36)        (0.84)        (2.65)
                                                                  ==========    ==========    ==========
WEIGHTED AVERAGE SHARES OUTSTANDING
    Basic and diluted (thousands)                                     40,706        45,951        52,234
                                                                  ==========    ==========    ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(US DOLLARS IN THOUSANDS; US GAAP)

-------------------------------------------------------------------------------------------------------------

                                                                       JANUARY 31,   January 31,   January 31,
                                                                          2005          2004          2003
                                                                       ----------    ----------    ----------
COMMON SHARES
Balance, beginning of year                                                364,907       468,618       468,445
    Stock options exercised                                                  --             163           223
    Shares repurchased (Note 12)                                             --        (103,874)         --
    Issuance of shares in conjunction with acquisitions                      --            --             (50)
                                                                       ----------    ----------    ----------
Balance, end of year                                                      364,907       364,907       468,618
                                                                       ----------    ----------    ----------

ADDITIONAL PAID-IN CAPITAL
Balance, beginning of year                                                 81,667         5,201         5,201
    Shares repurchased (Note 12)                                             --          76,646          --
    Unearned compensation related to issuance of stock options                 (9)         (180)         --
                                                                       ----------    ----------    ----------
Balance, end of year                                                       81,658        81,667         5,201
                                                                       ----------    ----------    ----------

UNEARNED DEFERRED COMPENSATION
Balance, beginning of year                                                   (339)         (690)       (1,157)
      Deferred compensation earned on stock options                           146           351           467
                                                                       ----------    ----------    ----------
Balance, end of year                                                         (193)         (339)         (690)
                                                                       ----------    ----------    ----------

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Balance, beginning of year                                                   (387)       (1,506)         (200)
    Foreign currency translation adjustment                                   444         1,253        (1,341)
    Net unrealized investment gains (losses)                                   36          (134)           35
                                                                       ----------    ----------    ----------
Balance, end of year                                                           93          (387)       (1,506)
                                                                       ----------    ----------    ----------

ACCUMULATED DEFICIT
Balance, beginning of year                                               (355,396)     (316,903)     (176,687)
     Loss                                                                 (55,331)      (38,493)     (138,195)
     Coterminous year-end adjustment                                         --            --          (2,021)
                                                                       ==========    ==========    ==========
Balance, end of year                                                     (410,727)     (355,396)     (316,903)
                                                                       ==========    ==========    ==========


                                                                       ==========    ==========    ==========
Total Shareholders' Equity                                                 35,738        90,452       154,720
                                                                       ==========    ==========    ==========

COMPREHENSIVE LOSS
Loss                                                                      (55,331)      (38,493)     (138,195)
Other comprehensive loss
     Foreign currency translation adjustment                                  444         1,253        (1,341)
     Net unrealized investment gains (losses)                                  36          (134)           35
                                                                       ==========    ==========    ==========
     Total other comprehensive income (loss)                                  480         1,119        (1,306)
                                                                       ==========    ==========    ==========
Comprehensive loss                                                        (54,851)      (37,374)     (139,501)
                                                                       ==========    ==========    ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US DOLLARS IN THOUSANDS; US GAAP)

------------------------------------------------------------------------------------------------------------

                                                                      JANUARY 31,   January 31,   January 31,
                                                                         2005          2004          2003
                                                                      ----------    ----------    ----------
OPERATING ACTIVITIES
Loss                                                                     (55,331)      (38,493)     (138,195)
Adjustments to reconcile loss to cash used in operating activities:
    Depreciation                                                           2,328         2,782         2,514
    Amortization of intangible assets                                      4,142         5,339        10,100
    Impairment of goodwill                                                18,238          --          86,689
    Impairment of intangible assets                                         --            --          17,980
    Write-off of redundant assets                                          5,770          --            --
    Amortization of convertible debenture costs                              256           451           726
    Amortization of deferred compensation                                    137           171           467
    Minority interest                                                       --            --             448
    Loss (gain) on purchase of convertible debentures                       --            (904)           89
     Changes in operating assets and liabilities:
       Accounts receivable
          Trade                                                            5,889         1,050         3,288
          Other                                                            2,493          (682)        4,180
       Prepaid expenses and deferred charges                               1,933          (616)          851
       Accounts payable                                                   (2,938)          779         1,306
       Accrued liabilities                                                 2,300        (2,446)       (4,887)
       Deferred revenue                                                     (255)          (63)       (2,375)
                                                                      ----------    ----------    ----------
Cash used in operating activities                                        (15,038)      (32,632)      (16,819)
                                                                      ----------    ----------    ----------
INVESTING ACTIVITIES
    Maturities of marketable securities                                   26,365       132,029        73,964
    Sale of marketable securities                                          8,198          --            --
    Purchase of marketable securities                                    (14,232)      (30,987)      (61,942)
    Additions to capital assets                                           (1,060)       (5,744)       (5,287)
    Long-term investments                                                   --            --             (50)
    Acquisition of subsidiaries, net of cash acquired                       (200)         (335)       (2,175)
                                                                      ----------    ----------    ----------
Cash provided by investing activities                                     19,071        94,963         4,510
                                                                      ----------    ----------    ----------
FINANCING ACTIVITIES
    Purchase of convertible debentures, including purchase costs            --         (43,274)       (1,545)
    Purchase of common shares, including purchase costs                     --         (27,228)         --
    Issuance of common shares for cash                                      --             163           223
                                                                      ----------    ----------    ----------
Cash used in financing activities                                           --         (70,339)       (1,322)
                                                                      ----------    ----------    ----------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                           4,033        (8,008)      (13,631)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                            13,187        21,195        34,826
                                                                      ----------    ----------    ----------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                  17,220        13,187        21,195
                                                                      ==========    ==========    ==========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
    Cash paid during the year for interest                                 1,484         2,821         3,977
    Cash paid during the year for income taxes                               162           159             7
                                                                      ==========    ==========    ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(TABULAR AMOUNTS IN THOUSANDS OF US DOLLARS, EXCEPT PER SHARE AMOUNTS; US GAAP)
--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF THE BUSINESS

The Descartes Systems Group Inc. ("Descartes", "Company", "our" or "we") operates in one business segment providing on-demand supply chain solutions that help companies efficiently deliver their products and services to their customers. Our technology-based solutions, which consist of services and software, provide connectivity and document exchange, route planning and wireless dispatch, inventory and asset visibility, transportation management, and warehouse optimization.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Due to the predominance of US dollar denominated assets, liabilities and transactions, we have adopted the US dollar as our reporting currency.

Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our fiscal year, which ended on January 31, 2005, is referred to as the "current fiscal year", "fiscal 2005", "2005" or using similar words. Our previous fiscal year, which ended on January 31, 2004, is referred to as the "previous fiscal year", "fiscal 2004", "2004" or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, "2008" refers to the annual period ending January 31, 2008 and the "fourth quarter of 2008" refers to the quarter ending January 31, 2008.

Certain reclassifications have been made to prior year financial statements and the notes to conform to the current year presentation.

BASIS OF CONSOLIDATION
The consolidated financial statements include the accounts of Descartes, its wholly owned subsidiaries and majority-owned subsidiaries over which we exercise control. Investments in companies in which we exercise significant influence, but not control, are accounted for using the equity method of accounting. Investments in shares of companies non-publicly traded in which we have less than a 20% ownership interest, and do not exercise significant influence, are accounted for at cost. All intercompany accounts and transactions have been eliminated during consolidation.

FINANCIAL INSTRUMENTS
Fair value of financial instruments
-----------------------------------
Financial instruments are comprised of cash and cash equivalents, short-term and long-term marketable securities, accounts receivable, accounts payable and accrued liabilities, long-term investments, and convertible debentures. The estimated fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are approximate to book values because of the short-term maturities of these instruments. Our investments in short- and long-term marketable securities are carried at fair market value. In the opinion of management, the carrying value of our long-term minority position investments in certain private companies are recorded at their fair values at January 31, 2005. We do not use any type of speculative financial instruments, including but not limited to foreign exchange contracts, futures, swaps and option agreements, to manage our foreign exchange or interest rate risks. In addition, we do not hold or issue financial instruments for trading purposes.

Foreign exchange risk
---------------------
We are exposed to foreign exchange risk in that a higher proportion of our revenues are denominated in US dollars relative to expenditures.

Interest rate risk
------------------
We are exposed to reductions in interest rates, which could adversely impact expected returns from our reinvestment of corporate funds in marketable securities upon maturity of such instruments.

Credit risk
-----------
We are exposed to credit risk through investments in marketable securities and accounts receivable. We hold our investments with reputable financial institutions and in highly liquid and high quality investment-grade financial instruments. The lack of concentration of accounts receivable from a single customer and the dispersion of customers among industries and geographical locations mitigate this risk.

FOREIGN CURRENCY TRANSLATION
We conduct business in a variety of foreign currencies and, as a result, all of our foreign operations are subject to foreign exchange fluctuations. All operations operate in their local currency environment, with the exception of Canada. The functional currency for our Canadian operations is the US dollar. Assets and liabilities of foreign operations are translated into US dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses of foreign operations are translated using monthly average exchange rates. Translation adjustments resulting from this process are accumulated in other comprehensive income (loss) as a separate component of shareholders' equity.

Transactions incurred in currencies other than the functional currency are converted to the functional currency at the transaction date. All foreign currency transaction gains and losses are included in net income.

USE OF ESTIMATES
Preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts that are reported in the consolidated financial statements and accompanying note disclosures. Although these estimates and assumptions are based on management's best knowledge of current events, actual results may be different from the estimates. Estimates and assumptions are used when accounting for items such as allowance for doubtful accounts, depreciation of capital assets, amortization of intangible assets, valuation of assets for impairment assessment and restructuring costs.

CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES
Cash and cash equivalents include short-term deposits and cash invested in money market securities. Marketable securities are comprised of short- and long-term marketable securities. Short-term marketable securities comprise debt securities with original maturities of 12 months from the balance sheet date and Dividend Received Deduction ("DRD") eligible investments. Long-term marketable securities comprise debt securities with original maturities in excess of 12 months from the balance sheet date.

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for certain investments in debt and equity securities", we classify all investments in debt securities as available-for-sale. These debt securities are carried at fair value on the balance sheet with unrealized investment gains (losses) excluded from net loss and reported in accumulated other comprehensive loss as a separate component of shareholder's equity. Total unrealized investment gains (losses) were ($63), ($99) and $35 in 2005, 2004 and 2003, respectively.

Our investment portfolio is subject to market risk due to changes in interest rates. We place our investments with high credit quality issuers and, by policy, limit the amount of credit exposure to any one issuer. As stated in our investment policy, we are averse to principal loss and seek to preserve our invested funds by limiting default risk, market risk and reinvestment risk.

ALLOWANCE FOR DOUBTFUL ACCOUNTS
We record an allowance for doubtful accounts based on the historical experience of write-offs and a detailed assessment of accounts receivable. In estimating the allowance for doubtful accounts, we consider the age of the receivables, historical write-offs, and the creditworthiness of the customer, among other factors. Accounts receivable are written off if it is determined that the specific balance is no longer collectible.

INTANGIBLE ASSETS
Intangible assets include customer agreements and relationships, non-compete covenants, existing technologies and trade names. Intangible assets are amortized on a straight-line basis over their estimated useful lives, which are generally five years. We review the carrying value of these assets at least annually for evidence of impairment. An impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows.

SOFTWARE DEVELOPED FOR INTERNAL USE
We capitalize certain costs to develop or obtain internal use software in accordance with American Institute of Certified Public Accountants ("AICPA") Statement of Position 98-1 ("SOP 98-1"), "Accounting for the costs of computer software developed or obtained for internal use." These capitalized costs are amortized using the 30% declining balance depreciation method after completion or acquisition of the software. Software that was developed or obtained for internal use and that was capitalized was nil and $4.4 million for the periods ended January 31, 2005 and January 31, 2004, respectively. Costs to develop or obtain internal use software that are not material are expensed in the period in which the costs were incurred.

CAPITAL ASSETS
Capital assets are recorded at cost. Depreciation of our capital assets is generally recorded at the following rates:

         Computer equipment and software    30% declining balance
         Furniture and fixtures             20% declining balance
         Leasehold improvements             Straight-line over term of lease

We review the carrying value of these assets at least annually for evidence of impairment. If impaired, an impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount.

REVENUE RECOGNITION
We follow the accounting guidelines and recommendations contained in the AICPA Statement of Position 97-2 ("SOP 97-2"), "Software revenue recognition" and the US Securities and Exchange Commission's Staff Accounting Bulletin 104, "Revenue recognition in financial statements" ("SAB 104").

We recognize revenue when it is realized or realizable and earned. We consider revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the specific revenue recognition policies for each major category of revenue are included below.

Services Revenues - Services revenues are principally comprised of the following: (i) ongoing transactional fees for use of our services and products by our customers, which are recognized as the transactions occur; (ii) professional services revenues from consulting, implementation and training services related to our services and products, which are recognized as the services are performed; and (iii) maintenance, subscription and other related revenues, which include revenues associated with maintenance and support of our services and products, which are recognized ratably over the term of the maintenance or subscription period.

License Revenues - License revenues derive from licenses granted to our customers to use our software products, and are recognized in accordance with SOP 97-2.

We sometimes enter into transactions that represent multiple-element arrangements, which may include any combination of services and software licenses. These multiple element arrangements are assessed to determine whether they can be separated into more than one unit of accounting or element for the purpose of revenue recognition. Fees are allocated to the various elements using the residual method as outlined in SOP 98-9 "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions". Pursuant to the residual method, we defer recognition of the fair value of any undelivered elements and determine such fair value using vendor-specific objective evidence. This vendor-specific objective evidence of fair value is established through prices charged for each revenue element when that element is sold separately. We then allocate any residual portion of the arrangement fee to the delivered elements. The revenue recognition policies described in this section are then applied to each unit of accounting or element.

We evaluate the collectibility of our trade receivables based upon a combination of factors on a periodic basis. When we become aware of a specific customer's inability to meet its financial obligations to us (such as in the case of bankruptcy filings or material deterioration in the customer's operating results or financial position, payment experiences and existence of credit risk insurance for certain customers), we record a specific bad debt provision to reduce the customer's related trade receivable to its estimated net realizable value. If circumstances related to specific customers change, the estimate of the recoverability of trade receivables could be further adjusted.

With respect to deferred revenue, we expect to complete the applicable services or obligations corresponding to such deferred revenue within the next 12 months.

RESEARCH AND DEVELOPMENT COSTS
We incur costs related to research and development of our software products. To date, we have not capitalized any development costs under SFAS No. 86, "Accounting for the costs of computer software to be sold, leased or otherwise marketed." Costs incurred between the time of establishment of a working model and the point where products are marketed are expensed as they are insignificant.

STOCK-BASED COMPENSATION
At January 31, 2005, we had various stock-based employee compensation plans, which are described more fully in Note 13. We account for those plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related Interpretations. No stock-based employee compensation cost is reflected in income (other than those options that relate to acquisitions as described in Note 8), as no options granted under those plans had an exercise price less than the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS No. 123, "Accounting for stock-based compensation."

                                                     ------------------------------------
YEAR ENDED                                           JANUARY 31,  January 31,  January 31,
                                                        2005         2004         2003
                                                     ------------------------------------
Loss - As reported                                    (55,331)     (38,493)    (138,195)
Add:  Stock-based compensation - As reported              137          171          467
Less:  Total stock-based compensation expense
determined under the fair value based method
for all awards                                         (1,874)      (5,458)      (8,546)
                                                     ------------------------------------
Loss - Pro forma                                      (57,068)     (43,780)    (146,274)
                                                     ====================================

Loss per share - Basic and diluted
                                                     ------------------------------------
As reported                                             (1.36)       (0.84)       (2.65)
                                                     ====================================
Pro forma                                               (1.40)       (0.95)       (2.80)
                                                     ====================================

The fair value of stock option grants is estimated using the Black-Scholes option-pricing model with the following assumptions:


                                                     ------------------------------------
YEAR ENDED                                           JANUARY 31,  January 31,  January 31,
                                                        2005         2004         2003
                                                     ------------------------------------
Black-Scholes average assumptions:
  Expected dividend yield                                0.0%         0.0%         0.0%
  Expected volatility                                   68.0%        83.0%        91.0%
  Risk-free rate                                         3.6%         3.9%         4.2%
  Expected option life in years                          4.4          4.0          3.6
                                                     ====================================
Weighted average fair value per option                 $0.84        $1.64        $3.43
                                                     ====================================

PRODUCT WARRANTY
We have not experienced significant warranty claims to date and, as a result, we have not recorded a provision for product warranty claims for 2005 or 2004.

INCOME TAXES
We account for income taxes in accordance with SFAS No. 109. SFAS 109 requires the determination of deferred tax assets and liabilities based on the differences between the financial statement and income tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The measurement of a deferred tax asset is adjusted by a valuation allowance, if necessary, to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized.

LOSS PER SHARE
Basic and diluted loss per share amounts are calculated by dividing the loss by the weighted average number of common shares outstanding during the period. As a result of losses applicable to common shares, the options granted under stock option plans and the conversion privileges on the convertible debentures were excluded in the diluted loss per share calculation, as their inclusion would have been antidilutive.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004) "Share Based Payment". Statement 123(R) requires all entities to recognize compensation expense in an amount equal to the fair value of share based-payments. This statement is effective for all public companies for the first reporting period (interim or annual) beginning after June 15, 2005. We will adopt FAS 123(R) in the third quarter ending October 31, 2005.

The pro-forma impact on our 2005, 2004 and 2003 fiscal periods of expensing unvested stock options is disclosed, as required under SFAS No.123, above in this Note 2.

NOTE 3 - CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES

The following is a summary of cash, cash equivalents and marketable securities as at January 31, 2005 and 2004.

                                                          ----------------------------------------------
                                                            COST     UNREALIZED    UNREALIZED    MARKET
JANUARY 31, 2005                                            BASIS       GAINS        LOSSES      VALUE
                                                          ----------------------------------------------
CASH
  Cash                                                     15,086         --            --       15,086
  Money market funds                                        2,134         --            --        2,134
                                                          ----------------------------------------------
Total cash and cash equivalents                            17,220         --            --       17,220
                                                          ----------------------------------------------
MARKETABLE SECURITIES
  Corporate bonds                                          21,597                      (63)      21,534
  DRD eligible investments                                 10,000         --            --       10,000
                                                          ----------------------------------------------
Total marketable securities                                31,597         --           (63)      31,534
                                                          ----------------------------------------------
Total cash, cash equivalents and marketable securities     48,817         --           (63)      48,754
                                                          ==============================================



                                                          ----------------------------------------------
                                                            COST     UNREALIZED    UNREALIZED    MARKET
JANUARY 31, 2004                                            BASIS       GAINS        LOSSES      VALUE
                                                          ----------------------------------------------
CASH
  Cash                                                     12,190         --            --       12,190
  Money market funds                                          997         --            --          997
                                                          ----------------------------------------------
Total cash and cash equivalents                            13,187         --            --       13,187
                                                          ----------------------------------------------
MARKETABLE SECURITIES
  Corporate bonds                                          41,464         --          (100)      41,364
  DRD eligible investments                                 10,500          1            --       10,501
                                                          ----------------------------------------------
Total marketable securities                                51,964          1          (100)      51,865
                                                          ----------------------------------------------
Total cash, cash equivalents and marketable securities     65,151          1          (100)      65,052
                                                          ==============================================

We do not have any investments that have been held greater than 12 months as at January 31, 2005 with unrealized losses.

We have operating lines of credit of $9.7 million (Canadian $12.0 million) in Canada. Borrowings under this facility bear interest at the prime rate based on the borrowed currency (4.25% on Canadian dollar borrowings and 5.5% on US dollar borrowings at January 31, 2005), are due on demand and are secured by our bond portfolio and a general assignment of inventory and accounts receivable. At January 31, 2005, we had issued letters of credit with balances outstanding of $1.4 million, which reduced the available operating line of credit by a corresponding amount.

NOTE 4 - TRADE RECEIVABLES

                                                     -------------------------
YEAR ENDED                                           JANUARY 31,    January 31,
                                                        2005           2004
                                                     -------------------------
Trade receivables                                       9,040         17,359
Less: Allowance for doubtful accounts                  (1,943)        (4,373)
                                                     -------------------------
                                                        7,097         12,986
                                                     =========================
NOTE 5 - CAPITAL ASSETS

                                                     -------------------------
YEAR ENDED                                           JANUARY 31,    January 31,
                                                        2005           2004
                                                     -------------------------
Cost
  Computer equipment and software                      11,214         26,235
  Furniture and fixtures                                1,607          3,430
  Leasehold improvements                                1,953          3,260
                                                     -------------------------
                                                       14,774         32,925
Accumulated amortization
  Computer equipment and software                       5,537         15,286
  Furniture and fixtures                                  970          2,298
  Leasehold improvements                                1,301          1,889
                                                     -------------------------
                                                        7,808         19,473
                                                     -------------------------
                                                        6,966         13,452
                                                     =========================

The carrying amount of assets under development or obtained for internal use that are not being depreciated was nil and $4.4 million as at January 31, 2005 and January 31, 2004, respectively.

NOTE 6 - LONG-TERM INVESTMENT

In June 2000, in conjunction with the licensing of our technology solutions to Ocado, formerly LM Solutions, we took a minority position in Ocado. Ocado is an online food retailer based in the United Kingdom. The aggregate investment in Ocado, which is accounted for using the cost method, was $5.1 million. During the quarter ended April 30, 2001, management conducted a review of the carrying value of this investment and as a result recorded a provision of $1.8 million against the carrying value of this investment as the impairment was considered to be other than temporary. Since the quarter ended April 30, 2001, management has conducted a quarterly assessment of this investment. No impairment of this long-term investment has been identified since the quarter ended April 30, 2001.

NOTE 7 - GOODWILL AND INTANGIBLE ASSETS

                                                     -------------------------
YEAR ENDED                                           JANUARY 31,    January 31,
                                                        2005           2004
                                                     -------------------------
GOODWILL
  Cost                                                 18,238         18,038
  Impairment                                          (18,238)           --
                                                     -------------------------
                                                          --          18,038
                                                     =========================

INTANGIBLE ASSETS
Cost
  Customer agreements and relationships                24,809         24,809
  Non-compete covenants                                 1,162          1,162
  Existing technology                                  15,799         15,799
  Trade names                                          11,110         11,110
                                                     -------------------------
                                                       52,880         52,880
Accumulated amortization and impairment
  Customer agreements and relationships                22,987         20,552
  Non-compete covenants                                 1,049            893
  Existing technology                                  14,396         13,363
  Trade names                                          10,326          9,808
                                                     -------------------------
                                                       48,758         44,616
                                                     -------------------------
                                                        4,122          8,264
                                                     =========================

GOODWILL
When we acquire a subsidiary, we determine the fair value of the net tangible and intangible assets acquired and compare the total amount to the amount that we paid for the investment. Any excess of the amount paid over the fair value of those net assets is considered to be goodwill. Goodwill is tested at least annually for impairment to ensure that its fair value is greater than or equal to carrying value. Any excess of carrying value over fair value is charged to income in the period in which impairment is determined. We determined that there were impairment write-downs of $18.2 million, nil, and $86.7 million due to impairment conditions in 2005, 2004 and 2003, respectively.

As of the end of the first quarter of 2005, there is no goodwill recorded on our balance sheet. Accordingly, we will no longer be performing tests for impairment of goodwill. If additional goodwill is recorded in future periods as a result of acquisitions or otherwise, we will resume our annual goodwill impairment tests on October 31st of each year. In addition, we will perform further quarterly analysis of whether any event has occurred that would more likely than not reduce our enterprise value below our carrying amount, and, if so, we will perform a goodwill impairment test between the annual dates. Any future impairment adjustment will be recognized as an expense in the period that the adjustment is identified.

INTANGIBLE ASSETS
Intangible assets related to our acquisitions are recorded at their fair value at the acquisition date. Intangible assets with a finite life are amortized to income over their useful lives, which historically have not exceeded five years.

We write down intangible assets with a finite life to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. Fair value of intangibles is determined by discounting the expected related future cash flows. We determined that there were impairment write-downs of nil in 2005 and 2004, and $18.0 million in 2003.

Intangible assets with an indefinite life are not subject to amortization; they are tested at least annually for impairment to ensure that their fair value is greater than or equal to the carrying value. Any excess is charged to income in the period in which impairment is determined. We had no intangible assets with an indefinite life for any of the fiscal years reported.

Future amortization expense for intangible assets that we own as at January 31, 2005 is estimated to be $2.7 million for 2006, $1.0 million for 2007, $0.2 million for 2008 and $0.2 million for 2009.

NOTE 8 - ACQUISITIONS

We account for acquisitions of businesses using the purchase method. This involves allocating the purchase price paid for a business to the assets acquired, including identifiable assets, and the liabilities assumed, based on their fair values at the date of acquisition. Any excess is then recorded as goodwill. We account for acquisitions of assets at the fair value of assets acquired, including identifiable intangible assets. We did not complete any acquisitions in 2005 or 2004, but completed the following acquisition in 2003.

2003 ACQUISITIONS -DESCARTES SYSTEMS AB (FORMERLY TRADEVISION AB)
("TRADEVISION") In two separate transactions occurring on December 21, 2001 and October 15, 2002, we completed the acquisition of all outstanding voting shares of Tradevision, a Sweden-based provider of global connectivity and value-added software solutions for transportation logistics.

On December 21, 2001, in a cash transaction of $2.5 million, we acquired a 70% ownership interest in Tradevision. In October 2002, in a cash transaction of $0.7 million, we acquired the remaining 30% interest of Tradevision AB from SAS Cargo Group A/S, a transport solution provider headquartered in Denmark. The share purchase agreement with SAS Cargo Group A/S also provides for an additional purchase price earn-out amount of a maximum of $0.7 million over a four-year period. To date, we have paid $0.5 million of this additional purchase price, with the potential for up to $0.2 million more to be paid. We issued 78,250 options to purchase common shares of Descartes to employees of Tradevision pursuant to our Stock Option Plan. At January 31, 2005, 23,300 of these options were outstanding of which 13,980 were exercisable.

The total purchase price for Tradevision at the time of acquisition was $7.6 million, which included the cash consideration, the integration costs and other acquisition related expenses, and has been accounted for using the purchase method.

In addition, an additional $1.4 million in acquisition costs were incurred since October 2002. Accordingly, the total cash purchase price for Tradevision is $9.0 million ($0.2 million in 2005, $0.3 million in 2004, $2.2 million in 2003 and $6.3 million in 2002), which included the cash consideration, the integration costs, earn-out payments and other acquisition related expenses, which have been accounted for using the purchase method.


NOTE 9 - RESTRUCTURING COSTS
MAY 2004 ANNOUNCEMENT
On May 17, 2004, we announced that we were taking actions to significantly reduce our expenses, which actions included a downsizing of our global staff by approximately 130 employees, or approximately 35% of our total staff. These reductions were focused on our regional operational structure and resulted in a significantly smaller global direct sales force and management level of the organization. In addition, we announced that we would be closing certain offices, and canceling certain leases, consulting and other operating contracts. We announced that we expected to record restructuring charges of approximately $5.5 million to $6.5 million and that the majority of these charges would be recorded in the second quarter of 2005. In addition, we identified that we would be examining whether certain assets were redundant as a result of the cost reduction initiatives. On September 2, 2004 we announced that we had identified additional opportunities for cost savings and efficiencies and, accordingly, in executing on these expense reduction activities our workforce ended up being reduced by approximately 45%.

Our initial provision under this initiative was $11.7 million, comprised of $4.2 million in workforce reduction charges, $1.7 million of office closure costs and $5.8 million of redundant asset write-offs. Additional revisions of $0.1 million were made to this initial provision in 2005 comprised of $(0.2) million relating to office closure costs and $0.3 million related to workforce reduction. Including the revisions, as of January 31, 2005 we have incurred $11.8 million of restructuring charges under this initiative comprised of $4.5 million in workforce reduction charges, $1.5 million of office closure costs and $5.8 million of redundant assets write-offs. The provisions for this initiative were drawn-down in 2005 by an aggregate amount of $11.3 million, comprised of cash payments of $5.5 million and a non-cash write-down of redundant assets of $5.8 million.

As at January 31, 2005, our remaining provision under this initiative was $0.6 million, comprised of $0.4 million in office closure costs and $0.2 million in workforce reductions. We do not anticipate any further significant charges under this restructuring initiative as our plan has been fully implemented. We expect that the remaining office closure provision will be drawn down by the end of the fourth quarter in 2008 as existing real property leases expire and that the remaining provision for workforce reduction obligations will be drawn down by the end of the second quarter of 2006 as remaining employee benefit obligations for departed employees conclude.

                                   ---------------------------------------------
                                                 Office
                                    Workforce    closure    Redundant
                                    reduction    costs       assets      Total
                                   ---------------------------------------------
Provision as at May 17, 2004           4,217     1,743        5,770      11,730
Revisions to accruals                    332     (210)          --          122
                                   ---------------------------------------------
Restructuring cost                     4,549     1,533        5,770      11,852
Cash drawdowns                        (4,413)   (1,092)         --       (5,505)
Non-cash drawdowns                       --        --        (5,770)     (5,770)
                                   ---------------------------------------------
Provision as at January 31, 2005         136       441          --          577
                                   =============================================

MAY 2003 ANNOUNCEMENT
Based on a review of cost levels, we announced on May 6, 2003 a downsizing of our global operations by approximately 130 employees. In addition to workforce reduction across all operations, the plans included consolidation of office facilities, lease terminations, and write-down of redundant assets. The following table shows the changes in the restructuring provision for the May 2003 initiative.

                                   ---------------------------------------------
                                                 Office
                                    Workforce    closure    Redundant
                                    reduction    costs       assets      Total
                                   ---------------------------------------------
Provision as at May 6, 2003           3,845      1,825       1,661       7,331
Revisions to accruals                   944      1,012           -       1,956
                                   ---------------------------------------------
Restructuring cost                    4,789      2,837       1,661       9,287
Cash drawdowns                       (4,692)    (2,360)        --       (7,052)
Non-cash drawdowns                      --         --       (1,661)     (1,661)
                                   ---------------------------------------------
Provision as at January 31, 2004         97        477         --          574

Revisions to accruals                   202      1,581         --        1,783
                                   ---------------------------------------------
Restructuring cost                      202      1,581         --        1,783
Cash drawdowns                         (299)      (901)        --       (1,200)
Non-cash drawdowns                      --         --          --          --
                                   ---------------------------------------------
Provision as at January 31, 2005        --       1,157         --        1,157
                                   =============================================

Our initial provision under this initiative was $7.3 million, comprised of $3.8 million in workforce reduction charges, $1.8 million of office closure costs and $1.7 million of redundant asset write-offs. As of January 31, 2005, we have incurred $11.1 million of restructuring charges under this initiative comprised of $5.0 million in workforce reduction charges, $4.4 million of office closure costs and $1.7 million of redundant assets write-offs.

During 2005, we revised our estimates for recoverability on certain offices and recorded a $1.6 million charge for office closure costs. In addition, we recorded a further charge of $0.2 million related to the workforce reduction initiative. The provisions for this initiative were reduced in 2005 by cash payments of $1.2 million.

As at January 31, 2005, our remaining obligation under this initiative is $1.2 million. We do not anticipate any further significant charges under this restructuring initiative as our plan has been fully implemented. Our remaining activity is to comply with the contractual terms of our cash obligations. We expect that the remaining office closure provision will be drawn down by the end of the fourth quarter in 2008.

JUNE 2002 ANNOUNCEMENT
On June 19, 2002, we announced that we had commenced restructuring plans in order to align our cost structure with our network-based revenue model and to streamline our corporate operations. The plans included the centralization of certain support functions such as finance, customer care, research and development, and network services primarily in Waterloo, Ontario. The plans also included the consolidation of our network infrastructure and data center facilities in Ontario and Georgia. These restructuring plans resulted in the prompt reduction of workforce by approximately 120 employees, or 20% of the total workforce, across all geographic areas within which we operate. The reductions were concentrated within the finance, customer care, research and development, and network services functional areas. In conjunction with the above-noted centralization plans and workforce reduction, we also identified leased facilities that were in excess of our ongoing space requirements. The termination cost of these leased facilities along with the redundant leasehold improvements, furniture and fixtures, and computer equipment were reflected in the restructuring provision. Furthermore, the restructuring provision reflected the cost of consolidation of data center facilities. The following table shows the changes in the restructuring provision for the June 2002 initiative:

                                    --------------------------------------------------------------------------
                                                  Office                                   Network
                                     Workforce    closure   Redundant    Data center       systems
                                     reduction    costs      assets     consolidations  consolidations  Total
                                    --------------------------------------------------------------------------
Provision as at June 19, 2002          2,381       3,399       839            550            --         7,169
Revisions to accruals                  2,958       1,857      (229)          (379)           416        4,623
                                    --------------------------------------------------------------------------
Restructuring cost                     5,339       5,256       610            171            416       11,792
Cash drawdowns                        (4,782)     (4,667)      --            (171)          (416)     (10,036)
Non-cash drawdowns                       (90)       (182)     (610)           --             --          (882)
                                    --------------------------------------------------------------------------
Provision as at January 31, 2003         467         407       --             --             --           874

Additions to accruals                  3,297       3,501       155            864          2,915       10,732
Revisions to accruals                    --          --        --             --          (1,259)      (1,259)
                                    --------------------------------------------------------------------------
Restructuring cost                     3,297       3,501       155            864          1,656        9,473
Cash drawdowns                        (3,764)     (3,748)      --            (864)        (1,656)     (10,032)
Non-cash drawdowns                       --          --       (155)           --             --          (155)
                                    --------------------------------------------------------------------------
Provision as at January 31, 2004         --          160       --             --             --           160

Revisions to accruals                    --          402       --             --             --           402
                                    --------------------------------------------------------------------------
Restructuring cost                       --          402       --             --             --           402
Cash drawdowns                           --         (562)      --             --             --          (562)
Non-cash drawdowns                       --          --        --             --             --           --
                                    --------------------------------------------------------------------------
Provision as at January 31, 2005         --          --        --             --             --           --
                                    ==========================================================================

Our initial provision under this initiative was $7.2 million, comprised of $2.4 million in workforce reduction charges, $3.4 million of office closure costs, $0.8 million of redundant asset write-offs and $0.6 million of data center consolidation charges. Including subsequent additions and revisions to accruals, as of January 31, 2005, we have incurred $21.7 million of restructuring charges under this initiative comprised of $8.6 million in workforce reduction charges, $9.2 million of office closure costs, $0.8 million of redundant assets write-offs, $1.0 million of data center consolidation charges and $2.1 million of network consolidation charges.

During 2005, we incurred minimal charges of $0.4 million relating to our June 2002 restructuring initiative. The provisions for this initiative were reduced in 2005 by cash payments of $0.6 million.

As at January 31, 2005, we have completed our obligations under this restructuring initiative. We do not anticipate any further significant charges under this restructuring initiative as our plan has been fully implemented.

SUMMARY OF ALL RESTRUCTURING INITIATIVES
During 2005, we incurred initial charges relating to our May 2004 restructuring initiative and additional revisions to each of our restructuring initiatives of cumulatively $14.1 million, comprised of $4.8 million for workforce reduction, $3.5 million for office closure costs and $5.8 million for redundant assets. Our restructuring provisions were drawn-down in 2005 as a result of cash payments related to these initiatives of $7.3 million and a non-cash write-off of redundant assets in connection with the May 2004 initiative of $5.8 million, relating primarily to software, hardware and office-related assets.

During 2004, we incurred aggregate restructuring charges and revisions of $18.8 million, broken down into workforce reduction expenses of $8.1 million, office closure costs of $6.4 million, redundant asset write-offs of $1.8 million, data center consolidations of $0.9 million and network system consolidations of $1.6 million. Restructuring provisions were drawn-down in 2004 as a result of cash payments related to these initiatives of $17.2 million and a non-cash write-off of redundant assets in connection with the May 2003 and June 2002 initiative of cumulatively $1.8 million, relating primarily to software, hardware and office-related assets.

During 2003, we incurred aggregate restructuring charges and revisions of $11.7 million, broken down into workforce reduction expenses of $5.3 million, office closure costs of $5.2 million, redundant asset write-offs of $0.6 million, data center consolidations of $0.2 million and network system consolidations of $0.4 million. Restructuring provisions were drawn-down in 2003 as a result of cash payments related to these initiatives of $11.6 million and a non-cash write-off of redundant assets in connection with the June 2002 and August 2001 initiative of cumulatively $0.9 million, relating primarily to software, hardware and office-related assets.

NOTE 10 - CONVERTIBLE DEBENTURES

On June 30, 2000, we issued $75.0 million aggregate principal amount of 5.5% convertible unsecured subordinated debentures maturing on June 30, 2005, the issuance of which was quali?ed by a short form prospectus dated June 26, 2000. Interest on the debentures has accrued from June 30, 2000 and is payable, and has been paid, in equal semi-annual installments in arrears on June 30th and December 30th of each year, the first payment having been made on December 30, 2000. Issuance costs of $3.5 million are being amortized to interest expense over the term of the debenture, subject to earlier write-off in connection with any repurchases of the debentures, with the balance of the issuance costs being shown as deferred issuance costs on the balance sheet. Each debenture is convertible, at the option of the holder, into common shares at any time prior to June 30, 2005 at a price of $35 per common share. In addition the debentures may be redeemed, in whole or in part, in cash or common shares, at our option, provided that the average closing price of the common shares on the Nasdaq National Market during the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given is not less than $43.75. On maturity, we can elect to satisfy the debentures, in whole or in part, with the number of common shares obtained by dividing the principal amount of the debentures that we want to satisfy with common shares by 95% of the average closing price of the common shares on the Nasdaq National Market for the period of 20 consecutive trading days ending five trading days before maturity. Any amount not satisfied by common shares on maturity is to be paid in cash.

In each of December 2001 and March 2002, pursuant to a normal course issuer bid, we purchased for cancellation $1.5 million principal amount of the debentures, or an aggregate of $3.0 million. In each case, the debentures were purchased for approximately $1.1 million, resulting in a gain of $0.4 million, which was recorded in the related fiscal quarter.

On August 1, 2002 we announced that we offered to purchase for cancellation up to $51,428,571 aggregate principal amount of the debentures. We offered to pay a cash price of $700 for each $1,000 principal amount of debentures, plus accrued and unpaid interest. The offer was made by way of an issuer bid, which was open for acceptance until September 6, 2002. On September 7, 2002, we announced that pursuant to the offer, we would acquire a nominal principal amount of the debentures (which acquisition was completed later in the quarter ended October 31, 2002). The acquisition of the debentures resulted in a loss of $0.5 million net of costs associated with the offer and the write off of the related deferred issuance costs.

On June 5, 2003, we announced that we were offering to purchase, indirectly through a wholly-owned subsidiary, up to $45.0 million aggregate principal amount of the debentures. Under the offer for the debentures, we offered to pay a cash price of $950 for each $1,000 principal amount of debentures, plus unpaid interest (subject to any applicable withholding tax) accrued to but excluding the date of purchase. On July 17, 2003, we announced that, through our wholly-owned subsidiary, we had purchased $45.0 million aggregate principal amount of the debentures for $42.8 million resulting in a gain of $0.9 million net of costs associated with the offer and the write- off of the related deferred issuance costs.


NOTE 11 - COMMITMENTS, CONTINGENCIES AND GUARANTEES

COMMITMENTS
We are committed under non-cancelable operating leases for business premises and computer equipment with terms expiring at various dates through 2012. The future minimum amounts payable at January 31, 2005 under the lease agreements are $3.0 million, $1.5 million, $0.9 million, $0.7 million, $0.2 million, $0.1 million and $0.1 million for 2006, 2007, 2008, 2009, 2010, 2011, and 2012, respectively.

CONTINGENCIES
On January 23, 2004, we announced that a complaint alleging patent infringement had been filed against us in the United States District Court for the Southern District of New York by ArrivalStar, Inc. The complaint alleges that certain of our products infringe certain patents of ArrivalStar, Inc. We believe the complaint is without merit and we are defending against it vigorously. The action is currently in the initial phase of discovery.

On or about May 19, 2004, we were named as a defendant in a securities class action lawsuit captioned BRIJ WALIA V. THE DESCARTES SYSTEMS GROUP INC., ET AL., which was filed in the United States District Court for the Southern District of New York purportedly on behalf of purchasers of our common stock between June 4, 2003 and May 6, 2004. The complaint also names as defendants two of our former officers. The complaint alleges, among other things, that the defendants made misstatements to the investing public between June 4, 2003 and May 6, 2004 regarding our financial condition. Three additional complaints were filed and, subsequently, all four complaints were consolidated into a single complaint. On November 2, 2004, we announced that we had reached an agreement-in-principle to settle the consolidated securities class action litigation. Under the terms of the settlement-in-principle, a settlement fund will be established in the total amount of $1.5 million, of which our insurance providers will pay approximately $1.1 million and the balance paid by us. In January 2005, the parties to the litigation executed a Memorandum of Understanding that memorialized the settlement-in-principle. The settlement-in-principle remains subject to the signing of a definitive settlement agreement and final approval by the court. In the second quarter of 2005, we accrued $0.5 million for anticipated defense costs related to the class action litigation. With the settlement-in-principle in the third quarter of 2005, this accrual was sufficient to encompass both our defense costs and our contribution to the settlement-in-principle. Our contribution to the settlement-in-principle was paid in the third quarter of 2005.

We are also subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business and are typical in our industry. The consequences of these matters are not presently determinable but, in the opinion of management, the ultimate liability is not expected to have a material effect on our annual results of operations, financial position or capital resources.

Business combination agreements
-------------------------------
In connection with agreements to acquire additional entities, we have guaranteed minimum levels of additional purchase price based on revenues derived from the acquired entity. The maximum earn-out remaining to be paid under all outstanding agreements is $0.2 million.

Product Warranties
------------------
In the normal course of operations, we provide our customers with product warranties relating to the performance of our software and network services. To date, we have not encountered material costs as a result of such obligations and have not accrued any liabilities related to such on our financial statements.

GUARANTEES
In the normal course of business we enter into a variety of agreements that may contain features that meet the definition of a guarantee under FIN 45, "Guarantor's accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness of others". The following lists our significant guarantees:

Intellectual property indemnification obligations
-------------------------------------------------
We provide indemnifications of varying scope to our customers against claims of intellectual property infringement made by third parties arising from the use of our products. We evaluate estimated losses for such indemnifications under SFAS 5, "Accounting for Contingencies", as interpreted by FIN 45. We consider such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. To date, we have not encountered material costs as a result of such obligations and have not accrued any liabilities related to such indemnifications on our financial statements.

Other indemnification agreements
--------------------------------
In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with purchases and sales of assets, securities offerings or buy-backs, service contracts, administration of employee benefit plans, retention of officers and directors, membership agreements and leasing transactions. These indemnifications require us, in certain circumstances, to compensate the counterparties for various costs resulting from breaches of representations or obligations under such arrangements, or as a result of third party claims that may be suffered by the counterparty as a consequence of the transaction. We believe that the likelihood that we could incur significant liability under these obligations is remote. Historically, we have not made any significant payments under such indemnifications. No amount has been included in our consolidated balance sheet as at January 31, 2005 related to these indemnifications.

NOTE 12 - SHARE CAPITAL

COMMON SHARES OUTSTANDING
                                          -------------------------------------
YEAR ENDED                                JANUARY 31,  January 31,  January 31,
(THOUSANDS OF SHARES)                        2005         2004         2003
                                          -------------------------------------
Balance, beginning of year                  40,706       52,225       52,229
  Stock options exercised                      --            59           12
  Cancelled shares on acquisitions             --           --           (16)
  Repurchased shares                           --       (11,578)         --
                                          -------------------------------------
Balance, end of year                        40,706       40,706       52,225
                                          =====================================

We are authorized to issue an unlimited number of our common shares, without par value, for unlimited consideration. Our common shares are not redeemable or convertible.

On July 17, 2003, we purchased 11,578,000 of our own common shares for Canadian $3.20 per share by way of a Dutch auction tender. All common shares tendered at or below Canadian $3.20 (subject to pro-rating and disregarding fractions) were purchased at Canadian $3.20 and immediately cancelled. Common shares tendered at prices higher than Canadian $3.20 were returned to holders. The total purchase price was $27.2 million, net of costs associated with the offer. The transaction was accounted for as a reduction in common shares of $103.9 million and an increase in additional paid-in capital of $76.7 million.

On November 30, 2004, we announced that our Board of Directors had adopted a shareholder rights plan (the "Rights Plan") to ensure the fair treatment of shareholders in connection with any take-over offer, and to provide the Board of Directors and shareholders with additional time to fully consider any unsolicited take-over bid. We are not adopting the Rights Plan in response to any specific proposal to acquire control of the Company. The Rights Plan has been conditionally approved by the Toronto Stock Exchange and is subject to approval by our shareholders at our next annual meeting of shareholders. If approved by shareholders, the Rights Plan will take effect as of November 29, 2004, and will have an initial term of three years. The Rights Plan is similar to plans adopted by other Canadian companies and approved by their shareholders.

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The following table shows the components of accumulated other comprehensive loss:

                                                      -------------------------
YEAR ENDED                                            JANUARY 31,   January 31,
(THOUSANDS OF DOLLARS)                                   2005          2004
                                                      -------------------------
Accumulated mark-to-market loss on debt securities       (63)          (99)
Currency translation adjustments                         156          (288)
                                                      -------------------------
Accumulated other comprehensive income (loss)             93          (387)
                                                      =========================

NOTE 13 - STOCK-BASED COMPENSATION PLANS

We maintain stock option plans for directors, officers, employees and other service providers. Options to purchase our common shares are granted at an exercise price equal to the fair market value of our common shares at the day prior to the grant, other than those options granted in conjunction with acquisitions as described in Note 8. As a result, no compensation expense is recorded when options are granted. When stock options are exercised, we include the amount of the proceeds in share capital.

Employee stock options generally vest over a three- to five-year period starting from their grant date and expire 7 years from the date of their grant. Directors' and officers' stock options generally have accelerated vesting over three- to five-year periods.

As of January 31, 2005, we had 4,303,597 stock options granted and outstanding under our shareholder-approved stock option plan and 2,168,214 remained available for grant. In addition, there were 167,011 stock options outstanding in connection with option plans assumed or adopted pursuant to various previously completed acquisitions.

                                       ------------------------  ------------------------  ------------------------
                                                 2005                      2004                      2003
                                       ------------------------  ------------------------  ------------------------
                                        WEIGHTED     NUMBER OF    Weighted     Number of    Weighted     Number of
                                         AVERAGE         STOCK     Average         Stock     Average         Stock
                                        EXERCISE       OPTIONS    Exercise       Options    Exercise       Options
                                           PRICE   OUTSTANDING       Price   Outstanding       Price   Outstanding
                                       ------------------------  ------------------------  ------------------------
Balance at February 1                       8.64     3,964,239        9.91     4,223,609       11.67     4,213,335
Granted                                     1.09     3,063,596        3.49       988,000        4.19       780,750
Forfeited/Cancelled                         6.29   (2,557,227)        9.10   (1,188,070)       13.86     (758,544)
Exercised                                    --           --          4.13      (59,300)        5.09      (11,932)
                                       ------------------------  ------------------------  ------------------------
Balance at January 31                       4.81     4,470,608        8.64     3,964,239        9.91     4,223,609
                                       ========================  ========================  ========================

Exercisable at January 31                   9.92     1,551,920       10.50     2,475,094       10.77     2,766,363
Available options remaining for grant                2,168,214                 2,702,195                 2,672,615
Outstanding options as a % of
outstanding shares                                       11.0%                      9.7%                      8.1%

Options outstanding and options exercisable as at January 31, 2005 by range of exercise price are as follows:

                                       --------------------------------------    ----------------------------
                                                 OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
                                       --------------------------------------    ----------------------------
                                                                    Weighted
                                        Weighted     Number of       average           Weighted
                                         Average         Stock     remaining            Average     Number of
                                        Exercise       Options   contractual           Exercise         Stock
RANGE OF EXERCISE PRICES                   Price   Outstanding   life (years)             Price       Options
                                       --------------------------------------    ----------------------------
0.62 - 1.09                                 1.09     2,051,310          7.00               1.09       63,010
1.78 - 7.95                                 4.73     1,986,683          3.82               6.05    1,116,968
8.14 - 29.05                               15.34       285,665          4.21              15.24      239,642
30.66 - 45.83                              37.50       146,950          2.29              37.16      132,300
                                       --------------------------------------    ----------------------------
                                            4.81     4,470,608          5.15               9.92    1,551,920
                                       ======================================    ============================

DEFERRED SHARE UNIT PLAN
Our Board of Directors adopted a deferred share unit plan effective as of June 28, 2004 pursuant to which non-employee directors are eligible to receive grants of deferred share units (DSUs), each of which has a value equal to the average closing price of our common shares for the five trading days preceding the date of the grant. The plan allows each director to choose to receive, in the form of DSUs, all, none or a percentage of the eligible director's fees which would otherwise be payable in cash. If a director has invested less than the minimum amount of equity in the company as prescribed from time to time by the Board of Directors (which, as at October 31, 2004, was set at $37,500), then the director must take at least 50% of the base annual fee for serving as a director in the form of DSUs. Each DSU fully vests upon award, but is distributed only when the director ceases to be a member of the Board of Directors. Vested units are settled in cash based on common share price when conversion takes place. As at January 31, 2005, the total DSUs held by participating directors was 7,146.


NOTE 14 - INCOME TAXES

The components of the net deferred tax asset are as follows:

                                                                    ----------------------------------------
YEAR ENDED                                                           JANUARY 31,   January 31,   January 31,
                                                                        2005          2004          2003
                                                                    ----------------------------------------
Accruals not currently deductible                                       1,231         1,340         1,154
Accumulated net operating losses:
  Canada                                                               19,920        13,461         9,996
  United States                                                        31,222        30,068        28,453
  Europe, Middle East and Africa (EMEA)                                12,659        10,495         7,126
  Asia Pacific                                                          3,144         2,475         2,057
Difference between tax and accounting basis of capital assets           6,227         5,857         4,292
Research and development tax credits and expenses                       5,564         5,262         4,220
Expenses of public offerings                                              370           370         1,030
                                                                    ----------------------------------------
Net deferred tax asset                                                 80,337        69,328        58,328
Valuation allowance                                                   (80,337)      (69,328)      (58,328)
                                                                    ----------------------------------------
Deferred tax asset, net of valuation allowance                            --            --            --
                                                                    ========================================

The measurement of a deferred tax asset is adjusted by a valuation allowance, if necessary, to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized. Based on the weight of positive and negative evidence regarding recoverability of our deferred taxes, we have recorded a valuation allowance for the full amount of our net deferred tax assets of $80.3 million during 2005.

The provision for income taxes varies from the expected provision at the statutory rates for the reasons detailed in the table below:

                                                                    ----------------------------------------
YEAR ENDED                                                           JANUARY 31,   January 31,   January 31,
                                                                        2005          2004          2003
                                                                    ----------------------------------------
Combined basic Canadian statutory rates                                  36.1%         36.6%         38.5%

Recovery of income taxes based on the above rates                     (19,894)      (13,983)      (53,483)
Increase (decrease) in income taxes resulting from:
  Permanent differences including amortization of intangibles            9,186         2,546        45,741
  Effect of differences between Canadian and foreign tax rates           (231)           377         1,050
  Application of loss carryforwards                                      (817)         (379)          (30)
  Valuation allowance                                                   11,756        11,439         6,722
  Other                                                                    325           287         (362)
                                                                    ----------------------------------------
Income tax expense (recovery)                                              325           287         (362)
                                                                    ========================================

We have combined income tax loss carryforwards of approximately $185.9 million, which expire as follows:

                    -----------------------------------------------------
                                 UNITED                 ASIA
EXPIRY YEAR          CANADA      STATES      EMEA      PACIFIC     TOTAL
                    -----------------------------------------------------
2006                    --          --         306        --         306
2007                  4,079       1,877        694        --       6,650
2008                    --        3,222        177        --       3,399
2009                  2,299       3,921        352        509      7,081
2010                 15,571       4,298        265        328     20,462
2011                  5,324       7,263        --         553     13,140
2012                 27,908       6,048        --          10     33,966
2018                    --        3,167        --         --       3,167
2019                    --       18,074        --         --      18,074
2020                    --       20,777        --         --      20,777
2021                    --        3,502        --         --       3,502
2022                    --        1,568        --         --       1,568
2023                    --        2,681        --         --       2,681
2024                    --          578        --         --         578
2025                    --        2,068        --         --       2,068
Indefinite              --          --      38,475     10,013     48,488
                    -----------------------------------------------------
                     55,181      79,044     40,269     11,413    185,907
                    =====================================================

NOTE 15 - SEGMENTED INFORMATION

We operate in one business segment providing on-demand supply chain solutions. The following tables provide our segmented revenue information by geographic areas of operation and solution type:


                                        --------------------------------------
YEAR ENDED                               JANUARY 31,  January 31,  January 31,
                                            2005         2004         2003
                                        --------------------------------------
Revenues
  Americas                                 32,857       40,637       48,220
  Europe, Middle East and Africa           11,085       14,318       17,058
  Asia Pacific                              2,453        4,830        5,105
                                        --------------------------------------
                                           46,395       59,785       70,383
                                        ======================================


                                        --------------------------------------
YEAR ENDED                               JANUARY 31,  January 31,  January 31,
                                            2005         2004         2003
                                        --------------------------------------
Revenues
  Services                                 41,820       48,887       53,014
  License                                   4,575       10,898       17,369
                                        --------------------------------------
                                           46,395       59,785       70,383
                                        ======================================

Services revenues are comprised of the following: (i) ongoing transactional and/or subscription fees for use of our services and products by our customers;
(ii) professional services revenues from consulting, implementation and training services related to our services and products; and (iii) maintenance and other related revenues, which include revenues associated with maintenance and support of our services and products. License revenues derive from licenses granted to our customers to use our software products.

The following table provides our segmented information by geographic areas of operation for our long-lived assets. Long-lived assets represent capital assets, goodwill and intangible assets that are attributed to individual geographic segments.


                                                 --------------------------
YEAR ENDED                                        JANUARY 31,   January 31,
                                                     2005          2004
                                                 --------------------------
Total long-lived assets
  Americas                                          9,039        34,734
  Europe, Middle East and Africa                    1,922         4,609
  Asia Pacific                                        127           411
                                                 --------------------------
                                                   11,088        39,754
                                                 ==========================

NOTE 16 - SUMMARY OF MATERIAL DIFFERENCES BETWEEN CANADIAN GAAP AND US GAAP
We prepare our consolidated financial statements in accordance with US GAAP that conforms in all material respects with Canadian GAAP except as set forth below.

CONDENSED CONSOLIDATED BALANCE SHEETS
                                                         -----------------------
                                                         JANUARY 31   January 31
                                                            2005         2004
                                                         -----------------------
Total assets in accordance with US GAAP                    72,572       128,659
Mark-to-market of short- and long-term
 marketable securities (a)                                     63            99
                                                         -----------------------
Total assets in accordance with Canadian GAAP              72,635       128,758
                                                         -----------------------


Total liabilities in accordance with US GAAP               36,834        38,207
Convertible debentures (b)                                  (562)       (1,646)
                                                         -----------------------
Total liabilities in accordance with Canadian GAAP         36,272        36,561
                                                         -----------------------

Total shareholders' equity in accordance with US GAAP      35,738        90,452
Mark-to-market of short- and long-term marketable
 securities (a)                                                63            99
Convertible debentures (b)                                    562         1,646
                                                         -----------------------
Total shareholders' equity in accordance with
 Canadian GAAP                                             36,363        92,197
                                                         =======================

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                         -----------------------
                                                          JANUARY 31  January 31
                                                             2005        2004
                                                         -----------------------
Loss in accordance with US GAAP                            (55,331)    (38,493)
Amortization of convertible debentures (b)                  (1,084)     (1,812)
Loss on purchase of convertible debentures (b)                 --       (3,720)
Foreign exchange translation gain (loss) (c)                  (384)      1,253
                                                         -----------------------
Loss in accordance with Canadian GAAP (per
 Canadian GAAP in effect on January 31, 2004)              (56,799)    (42,772)
Stock-based compensation expense (d)                          (890)       (727)
                                                         -----------------------
Loss in accordance with Canadian GAAP (per
 Canadian GAAP in effect January 31, 2005)                 (57,689)    (43,499)
                                                         =======================

(A) MARK-TO-MARKET OF SHORT- AND LONG-TERM MARKETABLE SECURITIES
Under US GAAP, marketable debt securities that are available for sale are recorded at their fair market value with the corresponding gain (loss) recorded in comprehensive income. Under Canadian GAAP, marketable debt securities are recorded at amortized cost.

(B) CONVERTIBLE DEBENTURES
Under US GAAP, convertible debentures are recorded at their face value. Under Canadian GAAP, the debt and equity components of the convertible debentures are recorded and presented separately. The debt component of the convertible debentures is measured and recorded based on the present value of future principal and interest payments at the date of issue. The equity component is recorded based on the difference between the face value and the value of the debt component at the date of issue. The equity component is amortized to interest expense on a straight-line basis over the term to maturity of the convertible debentures. Since the carrying value of the debentures differs between US GAAP and Canadian GAAP, the resulting gain (loss) on a repurchase of debentures will also differ.

(C) FOREIGN EXCHANGE TRANSLATION GAIN (LOSS)
Under US GAAP, foreign exchange translation gain (loss) is recorded in comprehensive income and included in shareholders' equity where the functional currency of the parent company's foreign operations is the local currency. Under Canadian GAAP, foreign exchange translation gain (loss) is recorded in earnings where it is determined that the foreign operations are integrated with the parent company. In conjunction with our cost reduction initiatives announced in May 2004, management determined that its foreign subsidiaries should be treated under the current rate method for Canadian GAAP beginning with the second quarter of 2005 and for subsequent quarters. As a result, foreign exchange translation gain (loss) is recorded as a separate component of shareholders' equity.

(D) STOCK-BASED COMPENSATION EXPENSE
Under US GAAP, under APB 25, no compensation expense is recorded for the granting of employee stock options if the stock options are granted with an exercise price greater or equal to the fair market value at the date of the grant. Under Canadian GAAP, we have adopted the amended recommendations in CICA Handbook Section 3870 ("Section 3870"), "Stock-based Compensation and Other Stock-based Payments" which require fair value accounting for employee awards granted on or after February 1, 2002. Based on the transitional provisions of
Section 3870, we have restated the results of operations for the fiscal period ended January 31, 2004 to include the expense for employee awards that was previously included in the Canadian GAAP pro forma note disclosures for this period.